Bigfoot Project Investments, Inc.

570 El Camino Real NR-150

Redwood City, CA 94063

Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Bigfoot Project Investments, Inc.

Registration Statement on Form S-1

Filed: February 12, 2016

File No. 333-209509

          March 30, 2016

Dear Mr. Dobbie:

This letter sets forth the response of Bigfoot Project Investments, Inc., (“FOOT” or the “Company”) to the Staff’s comment letter dated March 8, 2016. Please find our proposed response and amendment to address the comments as referenced in our responses below.

General

1.

Please refer to the company’s Form S-1, File Number 333-186706, which was declared effective on January 30, 2015. The offer disclosed in that registration statement was for the sale of up to 30,000,000 shares of common stock, subject to a minimum sale requirement of 3,000,000 shares. That offer appears to have expired by its terms on October 27, 2015. You filed a Form 8-K on January 15, 2016 to announce that you had elected to close the offering because you felt that there was no way to meet the required minimum prior to the expiration of the offering period. Please tell us when you terminated the offering, the number of shares for which you received subscriptions, the number of purchasers, and the amount of funds you received. In addition, please tell us if and when the funds were promptly returned to investors in compliance with Exchange Act Rule 10b-9. If you have not returned the funds, please tell us how the funds are currently being held by the company, whether they are being held in a separate account such as an escrow account, and why you continue to hold the funds. If you have returned the funds to investors, tell us the date that you completed that action.

Response: The Company ceased offering shares October 27th., 2015, per the specifications of the initial offering. At that time we had received subscription agreements from Forty-five (45) investors for a total of Two-hundred twenty-seven thousand shares of our common stock. We collected $22,700 for the purchase of the subscribed shares. The funds received from these subscriptions were held in a separate escrow account that was set up when the initial public offering was submitted. The Company mailed the last of the investors’ checks to the investors on March 14, 2016.

2.

We note your disclosure in Note 10 to the Financial Statements for the quarter ended October 31, 2015 that you “have closed the offering and were unable to meet our minimum number of stock sales. The Board intends to create a new offering as soon as this offering is closed and is in the process of contacting the subscription holders to determine whether they would like a refund or to roll the funds over into a new offering.” Please explain how the offer to roll the funds into a new offering complied with Section 5 of the Securities Act of 1933, as no registration statement appears to have been on file when you made this offer.

Response: This was a miscommunication between the Company and the preparer of the Form 10Q. All funds from the original registration statement have been returned to the investors.

3.

Please tell us why you have not filed a post-effective amendment to remove from registration any of the securities registered which remained unsold at the termination of the offering referenced above. Refer to Item 512(a)(3) of Regulation S-K and the undertaking you provided on page II-2 in the prior registration statement.

Response: The Company has prepared and filed the post-effective amendment to remove the registered securities from our prior Registration Statement as per Item 512(a)(3) of Regulation S-K.

Prospectus Summary, page 3

4.

Please revise the summary to describe the prior offering and its results, the differences between this offering and the prior offering, and the reasons for eliminating the minimum offering condition in this offering.

Response: The Company has revised the summary to describe the prior offering and its results, the differences between this offering and the prior offering, and the reasons for eliminating the minimum offering condition in this offering.

Bigfoot Project Investments, Inc.

/s/ Carmine T. Biscardi, Jr.

Name: Carmine T. Biscardi, Jr.

Title: CEO, President, Director